90 Park Avenue

New York, NY 10016

212-210-9400

Fax: 212-210-9444

www.alston.com

Mark F. McElreath	Direct Dial: 212-210-9595	Email: mark.mcelreath@alston.com

January 12, 2017

Ms. Suzanne Hayes

Assistant Director

Office of Health Care and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Avenue Therapeutics, Inc. Comparison of the Form 10-12G filed on January 12, 2017 against the Form 10-12G/A filed on February 18, 2016. File No. 000-55556

Dear Ms. Hayes:

At the request and on behalf of our client, Avenue Therapeutics, Inc., a Delaware corporation (the “Company”), please find enclosed with this letter a courtesy copy of the Company’s current General Form for Registering Securities on Form 10-12G, filed on January 12, 2017 (the “Form 10-12G”) marked against the Company’s Amended General Form for Registering Securities on Form 10-12G/A, filed on February 18, 2016 (the “Form 10-12G/A”).

If you have any questions, comments or informational requests relating to this matter, please do not hesitate to contact me at the telephone number above.

Sincerely,

Mark F. McElreath

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